SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Servicos de Comunicacao S.A.

Condensed Consolidated Interim Financial Statements (Unaudited)

                                    CONTENTS

Independent Accountants' Review Report

Condensed consolidated balance sheets - September 30, 2002 (Unaudited) and
December 31, 2001

Condensed consolidated statements of operations for the three-month and nine-month periods ended September 30, 2002 and 2001 (Unaudited)

Condensed consolidated statements of cash flows for the three-month and nine-month periods ended September 30, 2002 and 2001 (Unaudited)

Condensed consolidated statements of changes in stockholders' equity for the nine-month period ended September 30, 2002 and of comprehensive loss for the nine-month periods ended September 30, 2002 and 2001 (Unaudited)

Notes to condensed consolidated financial statements (Unaudited) - September 30,
2002

              INDEPENDENT ACCOUNTANTS' REVIEW REPORT

The Board of Directors and Stockholders of
Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.)

1.   We have reviewed the accompanying  condensed  consolidated balance sheet of
     Net Servicos de Comunicacao S.A. (formerly Globo Cabo S.A.) as of September
     30, 2002 and the related  condensed  consolidated  statements of operations and cash flows for the three-month  and nine-month  periods ended September
     30,  2002  and  2001  and  the   condensed   consolidated   statements   of
     stockholders'  equity for the  three-month  and  nine-month  periods  ended
     September 30, 2002 and of  comprehensive  loss for the  nine-month  periods ended  September  30, 2002 and 2001.  These  financial  statements  are the responsibility of the Company's management.

2.   We conducted our reviews in accordance  with  standards  established by the
     American  Institute of Certified  Public  Accountants.  A review of interim
     financial   information   consists   principally  of  applying   analytical
     procedures to financial data, and making  inquiries of persons  responsible for financial and accounting  matters.  It is  substantially  less in scope than an audit  conducted in accordance  with auditing  standards  generally accepted in the United  States of America,  which will be performed for the full year  with the  objective  of  expressing  an  opinion  regarding  the financial statements taken as a whole. Accordingly,  we do not express such an opinion.

3.   Based on our reviews,  we are not aware of any material  modifications that should  be  made  to  the  accompanying  condensed  consolidated  financial statements  referred to above for them to be in conformity  with accounting principles generally accepted in the United States of America.

4.   We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of
     Net Servicos de Comunicacao S.A.  (formerly Globo Cabo S.A.) as of December
     31, 2001, and the related consolidated statements of operations, cash flows and stockholders' equity for the year then ended (not presented herein) and in our report dated February 28, except for Note 24 thereto as to which the date is March 12,  2002,  we  expressed  an  unqualified  opinion  on those consolidated  financial  statements.  In our opinion,  the  information set forth  in the  accompanying  condensed  consolidated  balance  sheet  as of
     December 31, 2001, is fairly stated, in all material respects,  in relation to the consolidated balance sheet from which it has been derived.

5.   The accompanying  condensed  consolidated interim financial statements have been prepared  assuming  that Net Servicos de  Comunicacao  S.A.  (formerly
     Globo Cabo S.A.) will continue as a going concern.  As described in Note 1, the  Company  has  incurred  recurring  operating  losses and has a working capital  deficiency.  These  conditions raise  substantial  doubt about the
     Company's  ability to continue as a going  concern in the event the Company is unable to successfully  renegotiate its debt and programming  costs. The financial statements do not include any adjustments to reflect the possible future effects on the  recoverability  and  classification of assets or the amounts and  classification of liabilities that may result from the outcome of this uncertainty.

                                  ERNST YOUNG
                          Auditores Independentes S.C.

                             Pedro L. Siqueira Farah
                                     Partner

Sao Paulo, Brazil
November 14, 2002

Net Servicos de Comunicacao S.A.
Condensed Consolidated Statements of Operations (Unaudited) ( In thousands of
United States dollars, except number of shares and per share amounts)

                                                                                  September 30,                December 31,
                                                                          ---------------------------------------------------------
                                                                          ------------------------      ---------------------------
                                                                           2002                          2001
                                                                          ------------------------      ---------------------------
                                                                          ------------------------      ---------------------------
 Assets
 Current assets
      Cash and cash equivalents                                            US$             29,382        US$                12,474
      Trade accounts receivable, net of allowance for
      doubtful accounts of $ 7,232 and $10,011 as of
      of September 30, 2002 and December 31,2001                                           32,079                           44,729
      Income tax recoverable                                                                2,637                           10,123
      Prepaid expenses and other assets                                                     6,733                           10,228
                                                                          ------------------------      ---------------------------
                                                                          ------------------------      ---------------------------
 Total current assets                                                                      70,831                           77,554

      Property and equipment, net                                                         328,326                          591,341
      Investments in and advances to equity investees                                       2,298                            3,198
      Goodwill on acquisition of consolidated subsidiaries, net                           204,763                          703,293
      Deferred income and tax recoverable                                                   3,216                            5,893
      Other long-term assets                                                               27,630                           44,527
                                                                          ------------------------      ---------------------------
                                                                          ------------------------      ---------------------------

 Total assets                                                              US$            637,064        US$             1,425,806
                                                                          ========================      ===========================
                                                                          ========================      ===========================

 Liabilities and stockholders' equity

 Current liabilities
      Trade accounts payable                                               US$             27,824        US$                50,363
      Accounts payable to programmers                                                      33,370                           32,774
      Income taxes payable                                                                    116                              492
      Sales taxes                                                                          13,776                           20,704
      Payroll and related charges                                                           7,305                           13,320
      Short-term debt                                                                      62,579                           94,339
      Current portion of long-term debt                                                    30,068                          185,098
      Deferred subscription revenue                                                        13,016                           13,035
      Interest payable                                                                     12,421                           13,103
     Other payables and accrued expenses                                                    3,113                           10,683
                                                                          ------------------------      ---------------------------
                                                                          ------------------------      ---------------------------

 Total current liabilities                                                                203,588                          433,911

 Long-term liabilities
      Long-term debt, less current portion                                                246,815                          413,055
      Due to related companies                                                                788                            8,399
      Deferred sign-on and hook-up fee revenue                                             18,131                           29,890
      Other taxes                                                                           3,522                           13,223
      Provision for contingencies                                                          47,091                           52,861
      Other payables and accrued  expenses                                                 10,064                           15,939
                                                                          ------------------------      ---------------------------
                                                                          ------------------------      ---------------------------

 Total long-term liabilities                                                              326,411                          533,367
                                                                          ------------------------      ---------------------------
                                                                          ------------------------      ---------------------------

 Total liabilities                                                                        529,999                          967,278
                                                                          ------------------------      ---------------------------
                                                                          ------------------------      ---------------------------

 Commitments and contingencies

 Advances for future capital                                                                    -                          131,154

 Stockholders' equity
     Preferred stock, no par value shares authorized, issued and
       outstanding (2002 - 1,200,484,187)                                               1,505,462                        1,272,508
     Common stock, no par value, issued and
       outstanding (2002 - 828,371,343)                                                   811,737                          652,455
     Additional paid-in capital                                                            10,357                           10,357
     Unpaid capital (Subscription Receivable)                                             (12,183)                         (12,777)
     Accumulated deficit                                                               (1,968,269)                      (1,345,624)
     Accumulated other comprehensive loss                                                (240,039)                        (249,545)
                                                                          ------------------------      ---------------------------
                                                                          ------------------------      ---------------------------

 Total stockholders' equity (deficit)                                                      107,065                          327,374
                                                                          ------------------------      ---------------------------
                                                                          ------------------------      ---------------------------

 Total liabilities and stockholders' equity                                 US$            637,064        US$             1,425,806
                                                                          ========================      ===========================
                                                                          ========================      ===========================

Net Servicos de Comunicacao S.A.
Condensed Consolidated Statements of Operations (Unaudited) ( In thousands of
United States dollars, except number of shares and per share amounts)

                                                      Three months ended September 30,              Nine months ended September 30,
                                                 -------------------------------------------        ---------------------------------------
                                                 -------------------------------------------        ------------------     ----------------
                                                 2002                    2001                             2002                     2001
                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

 Subscriptions                                    US$          99,862               120,155                   347,696              393,025
 Sign-on and hook-up fee revenues                               1,780                 3,972                     7,609               16,939
 Telecommunication service revenue                              3,844                 5,389                    14,561               18,809
 Other services                                                 7,228                 9,237                    22,185               23,828
                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

                                                              112,714               138,753                   392,051              452,601

 Taxes and other deductions from revenues                     (19,856)              (23,145)                  (67,373)             (73,153)
                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

 Net operating revenue                                         92,858               115,608                   324,678              379,448
                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

 Programming and other direct operating costs                 (55,531)              (61,867)                 (186,571)            (199,491)
 Selling, general and
   administrative expenses                                    (17,223)              (20,654)                  (56,818)             (85,006)
 Depreciation and amortization                                (17,277)              (52,252)                  (65,248)            (175,930)
 Non-recurring severance charges                                    -                  (991)                        -               (1,057)
 Other                                                           (197)                 (407)                   (2,847)              (4,314)

                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

 Operating costs and expenses                                 (90,228)             (136,171)                 (311,484)            (465,798)
                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

 Operating income (loss)                                        2,630               (20,563)                   13,194              (86,350)

 Other income (expenses) :
 Monetary indexation, net                                     (12,246)              (21,361)                  (27,002)             (43,560)
 Gain (loss) on exchange rate, net                            (85,042)              (47,481)                 (151,336)            (112,958)
 Financial expenses                                           (28,714)              (36,602)                 (102,061)             (93,609)
 Financial income                                               9,077                 8,805                    15,865               15,514
 Other                                                            (98)                 (746)                      896               (1,358)
                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

 Total other expenses                                        (117,023)              (97,385)                 (263,638)            (235,971)
                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

 Loss before equity in
  results of investees and minority interests                (114,393)             (117,948)                 (250,444)            (322,321)

      Equity in results of investees                             (889)                   68                      (502)                 168

                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

 Loss before income taxes
 and cumulative effect accounting change                     (115,282)             (117,880)                 (250,946)            (322,153)

      Income tax (expense) benefit                               (432)               (1,025)                   (3,966)                (294)
                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

 Loss before
 cumulative effect of accounting change                      (115,714)             (118,905)                 (254,912)            (322,447)
                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------

 Cumulative effect of accounting change                             -                     -                  (367,733)                   -

                                                 ---------------------   -------------------        ------------------     ----------------
                                                 ---------------------   -------------------        ------------------     ----------------
 Net Loss applicable to shares                    US$        (115,714)    US$      (118,905)        US$      (622,645)      US$   (322,447)
                                                 =====================   ===================        ==================     ================
                                                 =====================   ===================        ==================     ================

Basic and diluted loss per share before
 cumulative effect of accounting change           US$           (0.10)                (0.42)                    (0.44)               (1.15)
                                                 =====================   ===================        ==================     ================
                                                 =====================   ===================        ==================     ================

 Cumulative effect of accounting change           US$               -                     -                     (0.64)                   -
                                                 =====================   ===================        ==================     ================
                                                 =====================   ===================        ==================     ================

Net loss per share                                US$           (0.10)                (0.42)                    (1.08)               (1.15)
                                                 =====================   ===================        ==================     ================
                                                 =====================   ===================        ==================     ================
 Weighted average number of shares
  of common and preferred
  shares outstanding                                    1,168,139,416            281,125,286               576,796,663          280,667,793
                                                 =====================   ===================        ==================     ================
                                                 =====================   ===================        ==================     ================

 Net Servicos de Comunicacao S.A.
Condensed Consolidated Statements of Cash Flows (Unaudited)
( In thousands of United States dollars)

                                                       Three-months periods ended                         Nine-months periods ended
                                                           September 30,                                      September 30,
                                                       ------------------------------------------------   ----------------------------------------------
                                                       ------------------------------------------------   ----------------------------------------------
                                                        2002                      2001                     2002                      2001
                                                       -----------------------    ---------------------   ----------------------    --------------------
                                                       -----------------------    ---------------------   ----------------------    --------------------
 Cash flows from operating activities
 Loss for the period                                    US$          (115,714)     US$        (118,905)    US$         (622,645)     US$       (322,447)
    Adjustments to reconcile loss for the period
      to net cash provided by operating activities:
      Deferred sign-on and hook-up fee revenues                         1,536                      708                    3,888                   1,519
      Amortization of deferred sign-on and
         hook-up fee revenues                                          (1,021)                  (1,323)                  (3,516)                 (4,301)
      Equity in results of investees                                      889                      (69)                     502                    (168)
      Exchange losses and
        monetary indexation, net                                       94,491                   64,656                  195,435                 150,318
      Depreciation and amortization                                    17,277                   52,251                   65,248                 175,930
      Deferred income tax benefit (expense )                             (107)                     500                    3,426                    (310)
      Cumulative effect of accounting change                                -                                           367,733
      Loss on write-off and
         disposal of assets, net                                         (174)                     403                     (958)                   (186)
      Amortization of stock purchase
         plan compensation cost                                             -                      296                      594                     891
    (Increase) decrease in assets
      Trade accounts receivable, net                                       78                   (2,275)                  (7,567)                (11,138)
      Income taxes recoverable                                           (390)                     557                    5,390                   1,517
      Prepaid expenses and other assets                                 5,020                      440                   (2,427)                (18,220)
      Accounts payable to suppliers
        and programmers                                                29,440                   (9,205)                  89,656                    (911)
      Income taxes payable                                                540                       76                      540                  (2,025)
      Payroll and related charges                                      (6,858)                   1,457                     (878)                 (1,707)
      Sales Taxes, accruals and
       other payables and other                                        (8,562)                  24,305                   15,554                  44,544
                                                       -----------------------    ---------------------   ----------------------    --------------------
                                                       -----------------------    ---------------------   ----------------------    --------------------

 Net cash provided by (used for) operating activities                  16,445                   13,872                  109,975                  13,306
                                                       -----------------------    ---------------------   ----------------------    --------------------
                                                       -----------------------    ---------------------   ----------------------    --------------------

 Cash flows from investing activities
 Advances to related companies,
   net of repayments                                                      397                       10                      397                    (255)
 Acquisition of property and equipment                                 (8,642)                  (8,998)                 (31,810)               (121,233)
 Proceeds from sale of equipment                                          762                    1,416                    4,582                   2,133
                                                       -----------------------    ---------------------   ----------------------    --------------------
                                                       -----------------------    ---------------------   ----------------------    --------------------

 Net cash used in investing activities                                 (7,483)                  (7,572)                 (26,831)               (119,355)
                                                       -----------------------    ---------------------   ----------------------    --------------------
                                                       -----------------------    ---------------------   ----------------------    --------------------

 Cash flows from financing activities

 Short-term debt
    Issuances                                                          34,724                    9,743                   45,963                  36,655
    Repayments                                                        (56,317)                 (21,263)                (101,984)               (118,920)
 Long-term debt
    Issuances                                                               -                    8,697                        -                 205,311
    Repayments                                                        (55,143)                 (17,012)                 (88,291)               (133,652)
 Related party loans
    Issuances                                                           1,743                     (145)                   2,327                 152,279
    Repayments                                                         (1,074)                 (10,230)                  (1,203)                (35,465)
 Capital contributions in cash, including capital advances             91,961                        -                   91,961                  12,565

                                                       -----------------------    ---------------------   ----------------------    --------------------
                                                       -----------------------    ---------------------   ----------------------    --------------------

 Net cash (used in) or provided by financing activities                15,894                  (30,210)                 (51,227)                118,773
                                                       -----------------------    ---------------------   ----------------------    --------------------
                                                       -----------------------    ---------------------   ----------------------    --------------------

Effect of exchange rate changes on
  cash and cash equivalents at                                        (12,058)                 (13,407)                 (15,009)                (16,158)
                                                       -----------------------    ---------------------   ----------------------    --------------------
                                                       -----------------------    ---------------------   ----------------------    --------------------

 Increase in cash
  and cash equivalents                                                 12,799                  (37,317)                  16,908                  (3,434)
 Cash and cash equivalents at
    beginning of the period                                            16,583                  107,430                   12,474                  73,547
                                                       -----------------------    ---------------------   ----------------------    --------------------
                                                       -----------------------    ---------------------   ----------------------    --------------------

 Cash and cash equivalents at
  end of the period                                     US$            29,382      US$          70,113     US$           29,382      US$         70,113
                                                       =======================    =====================   ======================    ====================
                                                       =======================    =====================   ======================    ====================

 Supplemental disclosure of cash flow information
 Cash paid for income taxes                             US$               265      US$             392     US$              363      US$          1,175
 Cash paid for interest                                 US$             1,136      US$           5,382     US$           52,928      US$         57,323

----------------------------------------------------------------------------------------------------------

                                                                        Net Servicos de Comunicacao S.A.
                             CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
                                         (Expressed in thousands of United States dollars, except number of shares)

                                                                                                   Capital
                                                             ------------------------------------------------------------------------------------
                                                             ------------------------------------------------------------------------------------
                                                                                                                                                                     Acumulated
                                    Number of shares                             Capital stock                        Additional                                       others
                             ------------------------------- ------------------------------------------------------
                             ------------------------------- ------------------------------------------------------
                                                                                                                       paid-in         Unpaid       Accumulated    Comprehensive Loss
                               Preferred          Common          Preferred          Common            Total           capital        capital         deficit          (CTA)           Total
                             --------------   -------------- ------------------- --------------- ------------------ -------------- -------------- -------------------------------- --------------
                             --------------   -------------- ------------------- --------------- ------------------ -------------- -------------- -------------------------------- --------------

 Changes in stockholders' equity for
     the nine-month period ended
     September 30, 2002

 At January 1, 2002            159,936,142      121,189,144   US$     1,272,508   US$   652,455   US$    1,924,963   US$   10,357   US$  (12,777)  US$ (1,345,624) US$   (249,545)  US$  327,374

 Amortization of compensation cost
    of employees stock purchase plan                                                                                                         594                                             594

 Advances for future capital                                                                                87,759

 Converted debentures, net of issuance costs                                                                67,297

 Cash, net of issuance costs                                                                                57,696

 Credits programmers                                                                                           746

 At August 9, 2002             515,558,422      431,100,000   US$       116,273   US$    97,225   US$      213,498                                                                       213,498

 Advances for future capital                                                                                70,556

 Converted debentures                                                                                       51,607

 Credits programmers                                                                                        49,832

 At August 19, 2002            489,093,907      276,082,012   US$       109,938   US$    62,057   US$      171,995                                                                       171,995

 Advances for future capital                                                                                 6,740

 Cash                                                                                                            3

 At September 25, 2002          35,895,716              187   US$         6,743   US$         -   US$        6,743                                                                         6,743

 Change in CTA for the period                                                                                                                                               9,506          9,506

 Loss for the period                                                                                                                                     (622,645)                      (622,645)
                             --------------   -------------- ------------------- --------------- ------------------ -------------- -------------- -------------------------------- --------------
                             --------------   -------------- ------------------- --------------- ------------------ -------------- -------------- -------------------------------- --------------

 At September 30, 2002       1,200,484,187      828,371,343   US$     1,505,462   US$   811,737   US$    2,317,199   US$   10,357   US$  (12,183)  US$ (1,968,269) US$   (240,039)  US$  107,065
                             ==============   ============== =================== =============== ================== ============== ============== ================================ ==============
                             ==============   ============== =================== =============== ================== ============== ============== ================================ ==============

 Comprehensive loss for                                                                                                                                            Nine-month period ended September 30,
                                                                                                                                                                  -------------------------------
                                                                                                                                                                  -------------------------------
     the nine-month periods ended
     September 30, 2002 and 2001                                                                                                                                              2002           2001
                                                                                                                                                                      ------------     ----------
                                                                                                                                                                      ------------     ----------

    Loss for the period                                                                                                                                            US$   (622,645)  US$ (322,447)

    Cumulative translation adjustments                                                                                                                                      9,506       (160,461)
                                                                                                                                                                  ---------------- --------------
                                                                                                                                                                  ---------------- --------------

 Total comprehensive loss                                                                                                                                          US$   (613,139)  US$ (482,908)
                                                                                                                                                                  ================ ==============
                                                                                                                                                                  ================ ==============

Net Servicos de Comunicacao S.A.
Notes to Condensed Consolidated Financial Statements (Unaudited)
In thousands of United States dollars, unless otherwise stated)

1 - The Company and its principal operations

Nature of Business

The Company's  recapitalization  process previously announced was completed with the payment of capital through advances for future capital increase,  conversion of intercompany loans and programming  credits, in addition to conversion of 2nd public  offering  debentures,  in a total  of R$  1,223,411  (equivalent  of US$
399,890).As  part of this  process,  the  Company  received  cash  resources  of
approximately  R$  276,063,   net  of  capitalization   costs  (  equivalent  of
US$91,961).

We present below the new stock holding structure after the capitalization:

                                                   ON                  PN              Total
                                           -------------------  -----------------  -----------------
       Roma Participacoes Ltda                       36,2%              20,9%              27,2%
       Distel Holding S.A.                           31,0%               3,1%              14,5%
       Globopar                                       0,0%               9,6%               5,7%
       BNDESPar                                       8,4%              31,4%              22,1%
       Bradesplan Participacoes S.A.                 15,8%               0,0%               6,4%
       RBS   Participacoes S.A.                       6,8%               1,6%               3,8%
       RBS Interativa S.A.                            0,0%               2,8%               1,6%
       Zero Hora Editora Jornalistica S.A.            0,3%               0,2%               0,0%
       Publico                                        1,8%              30,3%              18,5%
                                           -------------------  -----------------  -----------------
                                           -------------------  -----------------  -----------------
       Total                                        100,0%             100,0%             100,0%
                                           ===================  =================  =================
                                           ===================  =================  =================

       Total em acoes                          828.371.343        1.200.484.187      2.028.855.530
       % ON e PN no total                            40,8%              59,2%             100,0%

The Brazilian real declined in value by 67.8% in relation to the U.S.  dollar in the nine month period ended September 30, 2002. The devaluation of the Brazilian real had a significant effect on the Company's financial position as the Company has substantial cash obligations denominated in US dollars. The exchange rate of the Brazilian real ("R$") to the U.S.  dollar was  R$2.3204:US$1.00  at December
31, 2001 and  R$3.8949:US$1.00  at September  30, 2002. At November 14, 2002 the
exchange   rate  was   R$3.6797:US$1.00.   The  Company   using   analyses   and
recommendations of its Programming  Committee (a consulting body of its Board of
Directors)  continues  negotiating with its main content  providers  through Net
Brasil, aiming at detaching from programming costs the US dollar indexation,  to make its programming costs more compatible with its revenues.

As previously announced,  the Company started a process of restructuring some of its  financial  debts  falling  due in 2002 and 2003,  aiming at  adjusting  its short-term  disbursements  to its  available  cash flows.  The objective of this process  is to  assure  the  Company a  sustainable  financial  condition,  with sufficient  liquidity in the short and medium terms, and a reduced dependence on financial  markets.  This  process  is  unrelated  to  the  revaluation  process announced by Globo Comunicacoes e Participacoes S.A. (Globopar).

1 - The Company and its principal operations - Continued

However,  since  the  definition  of  goals  and the  announced  financial  debt restructuring,  the overall market conditions in Brazil has continuously shown a high degree of deterioration and volatility.  On October 29, 2002, the Company's
Board of Directors  reevaluated the developments of the financial  restructuring process.  Due to the above mentioned changes,  the Board of Directors recognized the need for the  Company to  evaluate  alternatives  that would bring about the adequate completion of the debt rollover process, in order to preserve and fully achieve the objectives originally set by the Company. Therefore, the final terms of the documentation  relative to the financial  restructuring process could not be decided at the Shareholders' General Meeting of October 28-30, 2002.

The Company understands that it is essential to achieve financial balance in the short and  medium  terms  that the  negotiations  to be held with its  financial creditors be completed so as to reach a balanced working capital  structure that may provide, as mentioned earlier, a lower dependence on third-party  short-term capital and a minimum  refinancing  risk in the medium term and make the Company less vulnerable to exchange volatility.

Management,  with the  support  of its  shareholders,  has been  taking  several measures,  including  the  recently  completed  capital  increase,  announcing a process of  restructuring  a portion of its  indebtedness,  the operating  costs reduction and adapting Company's  investment level to future revenues and to its cash flow.

Management  is also focused on the most  effective  forms of  restructuring  the
Company's  operations,  having completed the negotiations  relative to important outsourcing  initiatives such as those involving Information  Technology and the
Customer  Service Center.  The recent  implementation  of JD Edwards  integrated system,  in addition to measures  aimed at improving the quality of its services and subscriber support are clear examples of Management's actions.

  1 - The Company and its principal operations - Continued

   Accounting for goodwill

In July 2001, the Financial  Accounting Standards Board - FASB issued Statements of Financial Accounting Standards ("SFAS") 141, "Business Combinations" and 142,
"Goodwill and Other Intangible  Assets",  which became effective for the Company beginning  January 1, 2002 and  changes  the  accounting  for  goodwill  from an amortization method to an impairment only approach.

SFAS No. 142 requires that goodwill be tested  annually for  impairment  using a two-step process.  The first step is to identify a potential  impairment and, in transition,  the  impairment  must be measured as of the beginning of the fiscal year of adoption using the fair market value of the business unit with which the
goodwill  is  associated,   rather  than  the  undiscounted  cash  flows  on  an
enterprise-wide  basis approach permitted under previously  existing  accounting standards.

The Company  completed the second step  measurement  test for its four reporting
units,  determined  in  accordance  with  its  organizational   structure  on  a
geographic basis and segregating its corporate data  transmission  business into one separate unit  consistent  with its operating  segments.  In calculating the impairment  charge, the fair value of the impaired reporting units was estimated using the  discounted  cash flow  methodology.  The fair value of the  reporting units was determined  based on the Company's  business plans and validated based on a report from external independent specialists. Upon adoption of FAS 142, the
Company  recorded a one-time,  non-cash charge of US$357 million for Net Sul and
US$11 million for Vicom to reduce the carrying values of the goodwill associated with these acquisitions. Such impairment charge is non operational in nature and is reflected as a cumulative  effect of an accounting change in the accompanying consolidated  statement of operations for the nine-month  period ended September
30, 2002.

Although  management had estimated that the impairment loss would range from US$
200 million to US$ 240 million,  the external  appraisal report  recommended the use of a higher discounting rate and more conservative multiples, resulting in a higher than expected impairment charge. For additional  discussion on the impact of adopting FAS 142, see Note 6.

2-  Basis  of  presentation  of the  condensed  consolidated  interim  financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance  with  accounting  principles  generally  accepted in the
United  States  for  interim  financial  information.  Accordingly,  they do not include all of the  information  and  footnotes  required by generally  accepted accounting  principles  for  complete  financial  statements.  In the opinion of management,  all adjustments consisting of a normal recurring nature, considered necessary for a fair presentation, have been included.

The  results  of  the  nine-month  period  ended  September  30,  2002  are  not necessarily  indicative  of the results that might be expected for the full year ending December 31, 2002.

The  balance  sheet at  December  31,  2001 has been  derived  from the  audited financial  statements  at that date but does not include all of the  information and footnotes required by generally accepted accounting  principles for complete financial  statements.  For  further  information,  refer  to  the  consolidated financial statements and footnotes for the year ended December 31, 2001.

Certain  prior year  amounts  have been  reclassified  to conform to the current year's presentation.

3 - Significant accounting policies

The accounts of the Company and its Brazilian  subsidiaries  and equity investee companies are maintained in Brazilian  reais,  which have been  translated  into
U.S.  dollars in  accordance  with the  criteria  established  in  Statement  of
Financial Accounting Standards (SFAS) 52 "Foreign Currency Translation".

The more  significant  accounting  policies  adopted in the  preparation  of the condensed  consolidated  interim financial  statements are consistent with those adopted in the preparation of the audited  consolidated  financial statements as of December 31, 2001.

Advertising and marketing costs expensed in the condensed  consolidated  interim statement of operations for the nine-month period ended September, 2002 and 2001 amounted to US$ 9,728 and US$ 14,180, respectively.

4- Recent accounting pronouncements

In July 2001,  the FASB issued SFAS No. 143,  "Accounting  for Asset  Retirement
Obligations,"  effective  for fiscal years  starting  after June 15, 2002.  This standard  requires  that the fair value of a liability  for an asset  retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related  long-lived  asset.  Over time,  the liability is accreted to its present value each period,  and the  capitalized  cost is  depreciated  over the useful life of the related  asset.  The Company plans to adopt this statement on
January 1, 2003, and does not anticipate that this statement will affect results from operation or financial position.

In August 2001, the FASB issued SFAS No. 144,  "Accounting for the Impairment or
Disposal of Long-Lived  Assets",  which is effective for fiscal years  beginning after December 15, 2001. This standard supersedes SFAS No. 121,  "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of"
and the accounting and reporting provision relating to the disposal of a segment of a business of  Accounting  Principles  Board  Opinion no. 30" and  provides a single  accounting  model for long-lived  assets to be disposed of. SFAS No. 144 provides guidance on differentiating  between assets held and used and assets to be disposed of.  Assets to be disposed of would be  classified  as held for sale
(and depreciation would cease) when management,  having the authority to approve the  action,  commits  to a plan to  sell  the  asset(s)  meeting  all  required criteria. The Company adopted the provisions of this pronouncement as of January
1,  2002.  Application  of the  provisions  of SFAS no.  144 did not  impact the
Company's financial statements.

In April 2002,  the FASB issued  Statement  of  Financial  Accounting  Standards
(SFAS)  No.145,  which  rescinds  SFAS No. 4,  Reporting  Gains and Losses  from
Extinguishment of Debt, and related amendment,  to require that gains and losses from  extinguishment  of debt be classified as extraordinary  items only if they meet the  criteria  in  Opinion 30 and  rescinds  SFAS No.  44,  Accounting  for
Intangible  Assets of Motor  Carriers.  The  Statement  also amends SFAS No. 13,
Accounting for Leases,  to require  sale-leaseback  accounting for certain lease modifications  that have  economic  effects  that are similar to  sale-leaseback transactions  and amends other  existing  authoritative  pronouncements  to make various technical corrections, clarify meanings, or describe their applicability under changed  conditions.  The Statement is effective for financial  statements issued on or after May 15,  2002.  Application  of SFAS 145 did not  impact  the
Company's financial statements.

In June 2002, the FASB issued SFAS No. 146,  Accounting for Cost Associated with
Exit and Disposal Activities,  which nullifies EITF Issue No. 94-3, "Liabilities
Recognition for Certain Employee Termination Benefits and Other Costs to Exit an
Activity  (including Certain Costs Incurred in a Restructuring)."  The Statement
requires  that a  liability  for a cost  associated  with an  exit  or  disposal activity be recognized when the liability is incurred, rather than at the time a plan is approved by management  (commitment  date),  and  establishes  that such liabilities be recognized at fair value.  The Statement is effective for exit or disposal  activities  that are  initiated  after  December 31, 2002,  with early application  encouraged.  The Company  plans to adopt this  statement  effective
January 1, 2003.

5 - Investments and advances to equity investees

The  carrying  value  of the  Company  principal  investments  and  advances  to investees consists of the following:

                                                 Ownership          September 30,         December 31,
                                                 ---------------  -------------------  --------------------
                                                    interest            2002                 2001
                                                 ---------------  -------------------  --------------------
 Investments accounted for on the equity method:

 Investments held directly by Net Servicos de Comunicacao
       Tv Cabo e Comunicacoes de Jundiai S.A.     50%
       Equity interest                                             US$         1,783    US$          2,768
       Goodwill on acquisition                                                    28                    47
       Accumulated amortization                                                   (8)                  (13)
       Advances, net of allowance of US$ 1,017
       ( December 31, 2001 at US$ 439)                                         1,017                   441
                                                                  -------------------  --------------------

                                                                   US$         2,820    US$          3,243
                                                                  -------------------  --------------------

    Net Brasil S.A.                               40%
       Equity interest                                                          (522)                    -
       Advances                                                                    -                   (45)
                                                                  -------------------  --------------------

                                                                   US$          (522)   US$            (45)
                                                                  -------------------  --------------------

                                                                   US$         2,298    US$          3,198
                                                                  ===================  ====================

The Company makes advances to equity  investees under  stockholders'  agreements whereby the Company is  committed  to finance  its share of  development  of the investee's  operations.  Periodically  these  advances  may  be  capitalized  by decision  of the  stockholders  of the  investee  company.  Allowances  are made against those advances when necessary to provide for the Company's  share of the losses of such investees that exceed their paid-in capital.  The Company's share of the results of equity  investees and the expense  resulting  from  allowances against  advances  to such  investees  are  recorded  in  "Equity  in results of investees" in the consolidated statement of operations, as follows:

5 - Investments and advances to equity investees - Continued

                                                 Three-months periods                       Nine-months periods
                                                 ended September 30,                        ended September 30,
                                          ----------------------------------------  ----------------------------------------
                                          ----------------------------------------  ----------------------------------------
                                           2002                 2001                 2002                 2001
                                          -----------------     ------------------  -----------------     ------------------
                                          -----------------     ------------------  -----------------     ------------------

 Company's equity in earnings
      (losses) of investees (using
      ownership interests percentages)     US$        (889)      US$           69    US$        (502)      US$          172
 Amortization of goodwill                                -                     (1)                 -                     (4)
                                          -----------------     ------------------  -----------------     ------------------
                                          -----------------     ------------------  -----------------     ------------------

 Equity in results of investees            US$        (889)      US$           68    US$        (502)      US$          168
                                          =================     ==================  =================     ==================
                                          =================     ==================  =================     ==================

6 - Goodwill on acquisition of consolidated subsidiaries, net

As discussed in Note 1, in January  2002,  the Company  adopted SFAS 142,  which requires  companies to stop amortizing  goodwill and certain  intangible  assets with an indefinitive  useful life.  Instead,  SFAS 142 requires that goodwill be reviewed for impairment upon adoption of FAS 142 ( January 1, 2002) and annually thereafter.

A Summary of changes in the Company's goodwill during the nine months, and total assets at September 30,2002, by business units is as follows:

6 - Goodwill on acquisition of consolidated subsidiaries, net - continued

                                     January 1, 2002       Impairment         September 30, 2002
                                   --------------------  ----------------    --------------------

 Region I
    Net Campinas S.A.                           58,070                 -               34,596
    Net Sao Paulo Ltda.                         27,294                 -               16,261
    Net Sao Carlos S.A.                          6,052                 -                3,606
    Net Piracicaba Ltda                          4,460                 -                2,657
    Net Franca S.A.                                828                 -                  493
    Net Indaiatuba S.A.                            136                 -                   82
    Others                                      12,424                 -               12,248

 Region II
    Net Belo Horizonte Ltda.                    13,269                 -                7,905
    Net Rio S.A.                                12,854                 -                1,534
    Net Brasilia Ltda.                           6,116                 -                3,643
    Net Recife S.A.                              1,426                 -                  850
    Others                                       1,637                 -                7,098

 Region III
   Net Sul Comunicacoes Ltda.                  529,801          (357,000)             102,952

 Region IV
   Vicom Ltda.                                  28,926           (10,733)              10,838

                                   --------------------  ----------------    -----------------
 TOTAL                                         703,293          (367,733)             204,763
                                   ====================  ================    =================

Because  goodwill  is  nondeductible  for tax  purposes,  there is no income tax impact. The one-time impairment charge was treated as a permanent  difference in the  computation  of the deferred  taxes,  same  treatment  previously  given to goodwill amortization.

The 2001 results on a  historical  basis do not reflect the  provisions  of SFAS
142. Had the Company adopted FAS 142 on January 1, 2001, the historical net loss and basic and  diluted  loss per share would have been  changed to the  adjusted amounts indicated below:

                                                 Nine Month Ended
                                                 September 30,2001
                                              ------------------------
                                              ------------------------
As reported historical basis                     US$ (322,447)

Add: Goodwill Amortization                       US$      54,113

Net Loss (adjusted)                               US$    268,334
Net Loss per share basic and diluted (adjusted)
                                                          (0.96)

7 - Property and equipment, net

In the light of the recent  upgrades made to the cable plant in connection  with building  a  two-way  communication  to allow  introduction  of its  broad  band internet  services,  the Company and its  subsidiaries  performed a study of the estimated useful lives of specified items of its cable transmission network.

Company management,  based on an external  independent-study,  decided to change the estimated economic useful lives of specified asset categories, as of January
1,  2002.  Accordingly  the  depreciation  rate of the  net  book  value  of the following item have been revised:

                                                                                                  Revised
                                                      Revised                                   Depreciation
        Description               Prior             useful life              Prior                  Rate
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Cable Network                     5 - 8               12 -15             12.5% - 20% aa       6.67% - 8.33% aa
Optic fiber                         10                  15                   10% aa               6.67% aa
Decoders                            8                   10                  12.5% aa               10% aa
Cable Modem                         8                   10                  12.5% aa               10% aa

The impact of this change in accounting  practice on the condensed  consolidated financial  statements  of the period ended  September  30, 2002 is a decrease on depreciation  charges  resulting  in a reduction  of  Company's  net loss of US$
10,478 ($0.01 per share).

7 - Property and equipment, net - Continued

Property and equipment consisted of:

                                                          September 30, 2002
                                                -----------------------------------------------------------------------
                                                                              Accumulated
                                                        Cost                 depreciation                  Net
                                                ---------------------   ------------------------   --------------------

 Cable network                                   US$         598,488     US$           (354,220)    US$        244,268
 Data processing equipment                                    55,260                    (27,775)                27,485
 Buildings and improvements                                    7,574                     (4,328)                 3,246
 Fixtures, fittings and installations                          7,416                     (3,389)                 4,027
 Vehicles                                                      1,873                     (1,288)                   585
 Other                                                        47,435                    (39,047)                 8,388
                                                ---------------------   ------------------------   --------------------

                                                             718,046                   (430,047)               287,999
 Cable construction materials                                 39,537                          -                 39,537
 Land                                                            790                          -                    790
                                                ---------------------   ------------------------   --------------------

 Total property and equipment, net               US$         758,373     US$           (430,047)    US$        328,326
                                                =====================   ========================   ====================

                                                                        December 31, 2001
                                                --------------------------------------------------------------------
                                                                            Accumulated
                                                        Cost                depreciation               Net
                                                ---------------------   ---------------------  ---------------------

 Cable network                                   US$         996,590     US$        (561,277)   US$         435,313
 Data processing equipment                                    86,695                 (35,596)                51,099
 Buildings and improvements                                   12,558                  (7,933)                 4,625
 Fixtures, fittings and installations                         12,477                  (4,622)                 7,855
 Vehicles                                                      3,160                  (1,817)                 1,343
 Other                                                        62,495                 (42,119)                20,376
                                                ---------------------   ---------------------  ---------------------

                                                           1,173,975                (653,364)               520,611
 Cable construction materials                                 69,403                       -                 69,403
 Land                                                          1,327                       -                  1,327
                                                ---------------------   ---------------------  ---------------------

 Total property and equipment, net               US$       1,244,705     US$        (653,364)   US$         591,341
                                                =====================   =====================  =====================

8 - Related party transactions

The  Company  engages  in  financial  and  commercial   transactions   with  its
subsidiaries  and  investees,  stockholders  and with  companies  related to its stockholders.

                                                                     September 30,                            December 31,
                                                       ----------------------------------------------------------------------------
                                                        2002                                      2001
                                                       -------------------  -------------------  -----------------  ---------------
                                                             Assets            Liabilities            Assets            Liabilities
                                                       -------------------  -------------------  -----------------  ----------------

   Stockholder:
      Distel Holding S.A.                                               -    US$           502                  -    US$         695
      RBS Administracao e Cobranca Ltda. and                            -    US$           286                288              7,704
      Others                                                           12    US$             -                  -                  -
                                                       -------------------  -------------------  -----------------  ---------------

                                                        US$            12    US$           788    US$         288    US$       8,399
                                                       ===================  ===================  =================  ================

Advances for future capital
      Distel Holding S.A.                                               -                    -                  -            131,154
                                                       -------------------  -------------------  -----------------  ----------------
                                                       US$              -   US$              -   US$            -   US$      131,154
                                                       ===================  ===================  =================  ================

The  Companys's  program  guide is produced by Editora  Globo S.A. a  publishing company related to Globo  Comunicacoes e Participacoes  S.A. The Company obtains programming  from Net Brasil S.A.,  which in turn acquires such programming from other related and non-related  parties pursuant to a distribution  agreement.  A large part of the Company's  programming is acquired from Globosat  Comunicacoes
Ltda. a company related to Globo Group. Globosat produces most of the Portuguese language content transmitted by the Company, such as SportTV, GNT channel, Globo
News,  Shoptime,  Multishow,  Futura and Canal  Brasil.  Globosat  also acquires programming  from third parties.  As part of the programming  agreement with Net
Brasil,  Net  Servicos  de  Comunicacao  Ltda.  has  exclusivity  rights  in the distribution  of  Globosat  programming  to  its  franchising  areas,  with  the exception of Net Sat Servicos Ltda, the Globo Group arm that  distributes  video content  through  its DBS  systems.  Liabilities  to Net Brasil  S.A.,  Globosat
Comunicacoes  Ltda.  and  Editora  Globo  S.A.  are  considered  normal  trading transactions  and are classified under "Accounts  payable to programmers"  under current liabilities.

The amounts due to shareholders  referred to as loans correspond to intercompany loans,  which are subject to interest  of 115% of the CDI  (Brazilian  Interbank
Deposit  Certificate).

The Company enters into various financial  transactions with entities affiliated to Banco  Bradesco,  a related party to Bradesplan  Participacoes  S.A. All such transactions are made at normal market conditions.  Quotations are obtained from other financial institutions on equal conditions.

8 - Related party transactions - Continued

As part of the Company's  capitalization process,  programming credits amounting to R$155,184 thousand  (equivalent to US$49,832 at the exchange rate in force at the date of the issuance of shares) held by  companies  related to  Organizacoes
Globo and R$2,236  thousand  (equivalent to US$746 at the exchange rate in force at the date of the issuance of shares)  held by  companies  related to Grupo RBS were capitalized.  In addition,  the capital advances in the amount of R$383,191 thousand  (equivalent to US$123,470 at the exchange rate in force at the date of the issuance of shares) made by companies  related to  Organizacoes  Globo,  and capital  advances of R$18,491  thousand  (equivalent to US$6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to
RBS Administracao e Cobranca Ltda. were capitalized.

                                                                    Operating Results

    ------------------------------  -------------------------------------------------------------------------------------
                                                                         Guide of       Exchange
                                      Financial       Programming      Programming     Commission           TOTAL
                                    -----------------  ----------------- ----------------  ---------------  -------------------
              Companies             09/30/02 09/30/01  09/30/02 09/30/01 09/30/02 9/30/01  9/30/01 9/30/02  09/30/02 09/30/01
    ------------------------------  -----------------  ----------------- ----------------  ---------------  -------------------

    Distel Holding S.A.             (20,219)(9,647)       -        -        -     -            -      -       (20,219)   (9,647)
    RBS Administracao e              (598)      -         -        -        -     -            -      -        (598)          -
    Cobrancas Ltda.
    RBS Participacoes S.A.           (118)      -         -        -        -     -            -      -        (118)          -
    RBS Interativa S.A.               (71)      -         -        -        -     -            -      -         (71)          -
    Globo Comunicacoes e             (326)      -         -        -        -     -            -      -        (326)          -
    Participacoes S.A.
    Bradesplan Participacoes S.A.    (349)      -         -        -        -     -            -      -        (349)          -
    Net Brasil S.A.                     37    153   (100,745)(107,941)      -     -       (1,548)(1,919)      (102,256) (109,707)
    Globosat Comunicacoes Ltda.          -      -   (12,138)  (4,912)       -     -             -     -        (12,138)   (4,912)
    Editora Globo Ltda.                  -      -         -        -   (5,414)(5,951)           -     -        (5,414)    (5,951)
    RBS Empresa de TVA Ltda.             -      -     (426)        -        -     -             -     -        (426)          -
    Canal Rural Producoes Ltda.          -      -     (757)        -        -     -             -     -        (757)          -
                                    --------------  -----------------  -------------      --------------        -------------------
    Total                           (21,644)(9,494) (114,066)(112,853) (5,414)(5,951)    (1,548)(1,919)       (142,672) (130,217)
                                    ==============  =================  =============      ==============        ===================

9 - Debt

(a) Short-term debt
                                                                     September 30,             December 31,
                                                                  --------------------      --------------------
                                                                  ---------------------     ---------------------
                                                                          2002                      2001
                                                                  ---------------------     ---------------------
                                                                  --------------------      --------------------

 US dollar denominated debt:
      Working capital, Trade Finance and Sindicated Loan            US$        62,579   US$              94,339
                                                                  ====================      ====================
                                                                  ====================      ====================
9 - Debt - Continued

(b) Long-term

                                                                  September 30,           December 31,
                                                                  ----------------------   -------------------
                                                                  ----------------------   -------------------
                                                                  2002                     2001
                                                                  ----------------------   -------------------
                                                                  ----------------------   -------------------

 Globo Cabo U.S. dollar Senior Guaranteed Notes due in
      2004 with interest due semi-annually at an annual rate
      of 12.625% including related taxes                           US$           97,692     US$        97,692

 Jonquil Ventures Ltd. Zero Coupon Guaranted
   Notes due July 2002, with annual interest
    of 12.54% due at the final maturity of
   the principal on July 15, 2002                                                     -                45,711

 Net  Sul U.S. dollar Floating Rate Notes, with redemption options due in 2002 (
      US$ 32,000 ), 2003 ( US$ 48,000) with a final maturity in October 31, 2005 and with interest due semi-annually at an annual rate of Libor plus
      3.0% to 3.625%, including related taxes                                    80,000                80,000

 U.S.  dollar facilities from the International Finance
      Corporation, due in semi-annual installments from
      2000 to 2002 with annual interest between
      2.75% to 3% over LIBOR                                                     29,346                47,011

 Brazilian reais facilities from the BNDES due in monthly installments from 1998 to 2003 with annual interest between 3.5% to 4.3% over the
     indexation at the TJLP domestic index                                            -                29,811

 Proceeds from sale of future receivables to Cable S.A.                               -               38,786

 U.S. dollar denominated bank borrowings
      Trade financing due in installments from 2001 to
         2002 with annual interest between LIBOR plus 0.125%
         and LIBOR plus 0.20%                                                     2,793                 4,969

 Brazilian reais denominated Convertible Debentures due in 2006 with interest due annually at an annual interest rate of 12% over the indexation at the
      IGP-M domestic index                                                        9,034               155,405

 Brazilian reais denominated non - convertible Debentures
      due in 2003 with interest due semi-annually
      at the Brazilian Interbank Deposit - CDI rate plus 1.05% per year          50,101               84,098

 Others                                                                           7,917                14,670

                                                                  ----------------------   -------------------
                                                                  ----------------------   -------------------
Subtotal                                                                        276,883               598,153

 Less current portion                                                           (30,068)             (185,098)
                                                                  ----------------------   -------------------
                                                                  ----------------------   -------------------

 Long-term debt                                                    US$          246,815     US$       413,055
                                                                  ======================   ===================
                                                                  ======================   ===================

9 - Debt - Continued

(b) Long-term debt - Continued

At September 2002 and December 2001, the Libor - London  Interbank  Offered Rate
was 1.72% and 2.44% respectively per annum.

At September  2002 and December  2001, the TJLP index was 10% and 10% per annum, respectively,  and in  September  2002 and  December,  2001,  the IGP-M rate was
10.54% and 10.38%

At September 2002 and December 2001, the CDI (Brazilian Interbank Deposit) index was 17.90% and 19.02% per annum, respectively.

Long-term debt maturities are as follows:

                                                                                September 30,
                                                                           --------------------
                                                                            2002
                                                                           --------------------

October 1st to December 2003                                                US$        101,490
2004                                                                                   106,850
2005                                                                                    34,861
2006                                                                                     3,614
                                                                           --------------------

Long-term debt                                                              US$        246,815
                                                                           ====================

(i)      Senior Guaranteed Notes

On June 18,  1996,  Net  Servicos de  Comunicacao  issued US$ 185,000 of 12.625%
Senior  Guaranteed Notes (the "Notes") due June 18, 2004.  Interest on the Notes
is  payable  semiannually  on June 18 and  December  18 of each year  commencing
December 18, 1996.

The Senior Guaranteed Notes are senior unsecured  obligations of Net Servicos de
Comunicacao and have priority equal to all existing and future senior  unsecured indebtedness.  The Senior Guaranteed Notes are unconditionally  guaranteed, on a joint and  several  basis,  by each of the  Company's  subsidiaries,  except for
Anapolis,  Net Rio S.A.,  Net Brasilia  S.A. and Net Recife S.A..  Additionally,
each guarantee is a senior unsecured obligation of the subsidiary guarantors and has  liquidation  priority  equal to all  existing and future  senior  unsecured indebtedness of the subsidiary guarantors.

The Notes are redeemable at Net Servicos de Comunicacao's  option,  in whole but not in part at 100% of the principal  amount plus accrued  interest in the event of certain changes  affecting the  withholding tax treatment of the Notes.  Each holder of the Notes was entitled to require that Net Servicos de Comunicacao S.A redeem the Notes at a redemption  price of 101% of the principal  amount on June
18, 2001, together with accrued interest to date.

On March 20, 2001, the Company announced a waiver solicitation to the holders of the Senior Guaranteed Notes, offering a waiver payment of US$ 7 per US$ 1,000 of principal  amount  held to each  holder  that would  agree not to  exercise  its
redemption   right  on  June  18,   2001.Holders  of  Senior   Guaranteed  Notes
representing  the principal  amount of US$ 71,882  accepted the waiver  payment, thereby agreeing to hold their notes until final maturity.

9 - Debt - Continued

(i) Senior Guaranteed Notes -- Continued

In addition,  holders  representing  the principal  amount of US$ 25,810 did not accept the offer of a waiver  payment,  but  nonetheless  did not exercise their right on June 18, 2001.  Accordingly,  Senior  Guaranteed Notes in the principal amount of US$ 97,692 will be held to  maturity.  The cost of the waiver  payment amounted to US$ 503 and is being  amortized  to the period from the payment date to June 18, 2004. Senior  Guaranteed Notes  representing the principal amount of
US$ 87,300 were redeemed on June 18, 2001. The Company's wholly owned subsidiary
Jonquil  Ventures  Ltd  acquired  and intends to hold to final  maturity  Senior
Guaranteed  Notes  representing  the  principal  amount of US$  44,000  with the proceeds  of a sale in the  European  market of US$ 52,000  aggregate  principal amount of "Zero-coupon Guaranteed Notes" due July 2002.

The amount  payable at the final  maturity on June 18,  2004  includes a premium equal to 5% of the principal amount, which is being accrued by the Company.

Payments in respect of the Notes are not subject to withholding taxes imposed by
Brazilian tax authorities provided that the Notes are not redeemed prior to June
18, 2004. If the Notes are redeemed for any reason prior to June 18, 2004,  then the Company will be required to pay withholding taxes retroactively on interest, fees  and  commissions  paid in  connection  with  the  Notes  from  the date of issuance.  Net Servicos de Comunicacao  S.A. and its subsidiary  guarantors have agreed to pay such additional amounts,  should a redemption be made prior to the above date. The Company paid withholding income taxes in the amount of US$ 5,168 related to the Notes redeemed on June 18, 2001. The Company reversed part of the accrual for  withholding  income taxes related to the Notes that will be held to final  maturity  and  maintained  the  amount of US$ 5,008  related to the Notes acquired  by its  subsidiary  Jonquil  Ventures  Ltd which is subject to further refinancing to final maturity on June 18, 2004.

(ii) Net Sul Floating Rate Notes

On October 31, 1997 Net Sul  Comunicacoes  S.A.  (previously  named Net Sul TV a
Cabo e Participacoes  Ltda.) issued US$ 80,000 in Floating Rate Notes,  the U.S.
48,000  Series A Floating  Rate Notes due 2005 (the "Series A Notes"),  the U.S.
11,000 Series B Floating Rate Notes due 2005 (the "Series B Notes") and the U.S.
21,000  Series C Floating  Rate Notes due 2005 (the "Series C Notes"),  together the  "Floating  Rate Notes".  Interest on the Floating  Rate Notes is payable in arrears on January  31,  April 30, July 31 and October 31 in each of the year as from  January 31,  1998.  The Floating  Rate Notes are  jointly,  severally  and unconditionally  guaranteed by us and a substantial  number of our subsidiaries.
Due to acquisition  of Net Sul  Comunicacoes  S.A.,  the Company  guaranteed and renegotiated  certain  conditions  of the  Floating  Rate Notes in the amount of
US$80,000,  issued on October 28, 1997 by Net Sul  Comunicacoes  S.A. with final maturity in 2005. The Company  renegotiated  certain  conditions of the Floating
Rate Notes,  including the first redemption  option due on October 28, 2000. The new redemption  options are US$ 32,000 due in October 2002 and US$ 48,000 due in
October 2003 with a final due date in October 2005.

On August 30th 2002,  deadline for the exercise of the US$ 32 million  Notes put options,  the  company  was  notified  that  the  amount  of  US$  7.7  million, representing 24% of the total put amount,  would be exercised.  On October 30th,
2002, the controlled company Jonquil Ventures Limited, with their own resources, acquired the Floating Rate Notes in the secondary market.

9 - Debt - Continued

(iii) International Finance Corporation (IFC)

In October  1995,  Net Servicos de  Comunicacao  S.A, Net Rio S.A, Net Sao Paulo
Ltda. and Net Brasilia S.A, as well as Unicabo Participacoes e Comunicacoes S.A, then unconsolidated,  borrowed as Assignees of Distel Holding S.A., an aggregate principal  amount of US$ 90,700 pursuant to an agreement with the  International
Finance  Corporation - IFC (IFC  Facility)  dated March 30, 1995.  Under the IFC
Facility,  IFC  provides  loans to Distel  Holding for the purpose of  financing
Distel  Holding's  subsidiaries  and related parties  involved in pay television operations  throughout  Brazil  and in the  construction  of their  subscription television systems (the Project).  Notwithstanding  the assignments of the loan,
Distel Holding remains  jointly and severally  liable with the Assignees for all amounts  borrowed by them. All borrowings  under the IFC Facility are guaranteed by  Globopar  and member of Roberto  Marinho  Family.  The IFC may  enforce  all obligations  directly against the relevant  Assignee,  as well as against Distel
Holding.

The IFC Facility bears interest at a variable  interest rate equal from 2.75% to
3% per annum over the six-month  U.S.  dollar LIBOR,  ending on October 15, 2004 and contains a variety of covenants.

At  December  31,  2000  and June 30,  2001,  the  Company  and  certain  of its affiliates  were  in  violation  of  certain  covenants  of the  IFC  Investment
Agreement,  under which the debt to equity ratio, calculated on the basis of the
Brazilian  GAAP  consolidated  financial  statements  in  currency  of  constant purchasing power, should not exceed 1.25 to 1. The ratios are 2.03 to 1 and 2.73 to 1, respectively.

The Company and its  controlling  shareholders  Distel and Globopar  have agreed with  the IFC a series  of  amendments  to the  covenants  contained  in the IFC facility,  in order  to  conform  them to the  terms  of its  other  US  dollars denominated  indebtedness.  The  Company is in  compliance  with the  amendatory letter dated  October,  31, 2001 agreed,  accepted and signed by Net Servicos de
Comunicacao S.A., Distel Holding S.A. and IFC.

(iv) Convertible Debentures due December 1, 2006

From  November  1999  through  January  2000,  the  Company  issued  3,500  Real
-denominated  convertible debentures,  each of which with a face value of R$ 100 thousand  (equivalent  to US$ 51.74 on that  date),  in an  aggregate  principle amount  of R$  350,000  thousand  (equivalent  to US$  181,090  on  that  date), convertible into preferred shares maturing in December 2006.

Convertible  debentures  in the  amount of  R$365,817  thousand  (equivalent  to
US$120,057  at the exchange rate in force at the date of the issuance of shares)
were converted into equity as part of the Company's recapitalization process.

Out of the 3,500 convertible debentures issued, 258 (7.4%) are outstanding.

As a result of negotiations in April 2001 to eliminate the floating asset pledge that previously had applied to these debentures, the Company paid an additional
R$ 1,200 in respect of each debenture.

9 - Debt - Continued

(v)  Non-Convertible Debentures due December 3, 2003

On February 07, 2001,  the Company  issued real -  denominated  debentures in an aggregate principal amount of R$ 200,000 (equivalent to US$ 98,039 on that date)
20,000 non-convertible  nominative  debentures,  with a face value of R$ 10 each
(equivalent  to  US$  4.90  on  that  date).  The  costs  of  the  issuance  and distribution of the debentures  amounting to US$ 1,196 were deferred and will be expensed up to December 3, 2003.

As a result of  negotiations,  in April 2001 to eliminate  the  floating  assets pledge that previously had applied to these  debentures,  interest is due at CDI plus 1.05% per annum.

10 - Stockholder's equity

Capital stock can be increased up to the limit of R$5,000,000  with no amendment need in the company by-laws, in the form of article 168 of the Law 6.404/76,  as per  resolution  of the Board of  Directors,  which will  establish the issuance conditions  under the terms of the first  paragraph  of  article  170 of the Law
6.404/76. At September 30, 2002,  1,200,484,187 preferred shares and 828,371,343 common  shares  had been  issued and fully  paid-up,  and an  additional  17,000 preferred  shares  issued under the Employee  Stock  Purchase Plan had only been partly paid.

Preferred  stock is non-voting and  participates  with a 10% premium over common stock in the distribution of earnings; however, it is entitled to right of first refusal on liquidation in the event of dissolution of the Company.  Stockholders are  entitled  by  law  to a  minimum  dividend,  payable  in  Brazilian  reais, equivalent to 25% of local  currency net income  calculated  in accordance  with
Brazilian  Corporation  Law. At September 30, 2002, the Company's local currency financial statements presented an accumulated deficit of US$ 210,102.

Dividends  are payable in  Brazilian  reais and may be remitted to  stockholders abroad provided that the foreign  stockholder's capital is registered as foreign capital  with the  Brazilian  Central  Bank.  No  withholding  tax is payable on dividends paid out of profits earned as from January 1, 1996.

On  August  9,  2002,  in a  meeting  of  the  Board  of  Directors,  the  total subscription of the increase in the Company's capital stock was approved, in the amount of R$ 662,661,  by issuing  for public  subscription  431,100,000  common shares and 515,558,422  preferred shares,  all nominative,  no-par value, at the price of R$ 0.70 each.

On August 19, 2002, in a meeting of the Board of  Directors,  an increase in the
Company's capital stock was approved,  in the amount of R$ 3,144, by issuing for public subscription 4,491,979 preferred shares, and in the amount of R$ 532,479, by issuing for private  subscription  276,082,012  common shares and 484,601,928 preferred shares at the issuing price of R$ 0.70 each.

10 - Stockholder's equity - continued

On September 25, 2002,  in a meeting of the Board of  Directors,  an increase in the Company's capital stock was approved, in the amount of R$ 25,127, by issuing for public subscription 187 common shares and 35,895,716 preferred shares at the issuing price of R$ 0.70 each.

Relationships among controlling shareholders of Net Servicos de Comunicacao S.A.
are defined in the shareholders'  agreement entered on July 11, 2002. As per the agreement,  any shareholder that desires to Transfer part or the whole amount of its  common  shares,  and in the case of  BNDESPAR,  Microsoft  and RBS also its preferred shares to a third party,  such shareholder  shall notify,  in writing, all other parties in the  shareholders'  agreement,  allowing the right of first refusal.  The  agreement  also  provides for issuances at the Board of Directors discretion,  as referred  below,  to be  approved by the simple  majority of the board members that attend to the meeting, which shall include the favorable vote of the board member  indicated by  BRADESPAR  or BNDESPAR:  (i) Company  capital stock  increase,  by the  issuance  of new common  shares for  private or public placement;  (ii) issuance of any  convertible or  exchangeable  securities  into common shares; (iii) amendment in the terms and conditions,  or termination,  of the operators concession contracts.  As defined in the shareholders'  agreement, the Company  Board of  Directors  shall  comprise of a minimum of 9 (nine) and a maximum  of 12  (twelve)  regular  members,  and the same  number  of  alternate members,  all  shareholders of Net Servicos de Comunicacao S.A. and indicated by the Qualified  Investors,  being certain that each Qualified Investor shall have the right to indicate, individually, at least one member of the Company Board of
Directors.

11 - Tax

(a) Income Tax

Under Brazilian Tax Law, the Company and its  subsidiaries  are required to file individual tax returns.  Taxes are paid monthly based on the actual or estimated monthly or  quarterly  taxable  income.  Monthly  taxes paid are  recorded  as a prepaid asset  together  with a provision  for income  taxes.  Prepaid taxes and income tax payable are presented net in the  accompanying  consolidated  balance sheet. Income taxes in Brazil include Federal income tax and social contribution
(which is an additional Federal income tax).

11 - Tax - Continued

(a) Income Tax - Continued

Due to legislation  changes, the 1999 social contribution tax rate has increased from 8% to 12%,  decreased from 12% to 9% for 2002.  There are no state or local income taxes in Brazil.

The reconciliation of the tax benefit determined using the statutory tax rate to the Company's per tax loss to the tax expense follows:

                                                                                             Nine-months periods
                                                                                             ended September 30,
                                                                             ----------------------------------------------------
                                                                              2002                       2001
                                                                             ------------------------   -------------------------

 Loss before income tax, equity in results
    of investees and minority interests in
    losses of consolidated subsidiaries                                       US$           (250,444)    US$            (322,321)

 Statutory composite tax rates                                                                34.00%                      34.00%
                                                                             ------------------------   -------------------------
 Tax benefit at statutory rates                                               US$             85,151     US$             109,589

 Adjustments to derive effective rate:

    Principles differences from BRGAAP to USGAAP
        Income and Social tax on permanent differences USGAAP                                 62,661
        Income and Social tax on permanent differences BRGAAP                                (45,009)                     (2,676)
        Non deductible goodwill amortization                                                       -                      (9,619)
        Other                                                                                    531                     (19,624)
    Increases/decreases in valuation allowance                                              (107,300)                    (77,964)
                                                                             ------------------------   -------------------------

 Income tax expenses, net per condensed
    consolidated interim statement of operations                              US$             (3,966)    US$                (294)
                                                                             ========================   =========================

 Current income tax                                                                             (540)                       (580)
 Deferred income tax                                                                          (3,426)                        286
                                                                             ------------------------   -------------------------

 Income tax benefit expenses, net                                             US$             (3,966)    US$                (294)
                                                                             ========================   =========================

11 - Tax - Continued

(a) Income Tax - Continued

The net deferred tax asset is comprised as follows:

                                                                                      September 30,                 December 31,
                                                                                  -----------------------      ---------------------
                                                                                  -----------------------      ---------------------
                                                                                   2002                         2001
                                                                                  -----------------------      ---------------------
                                                                                  -----------------------      ---------------------

 Deferred tax assets  related to:
    Tax loss carryforwards                                                         US$           201,150        US$          259,694

    Differences between Brazilian tax basis and
      US GAAP - accounting principles related to
       - deferred hook-up revenue charges and financial leasing                                    6,153                      19,734
       - differences in depreciation rates, capitalized financial
         expenses and other itens affecting property and equipment                                (5,609)                   (14,714)
       - other diferences between tax basis and
          reporting basis of assets and liabilities,
          resulting from change in functional currency                                            (5,954)                      3,269
    Accrued expenses - not currently deductible                                                    5,319                      23,738
                                                                                  -----------------------      ---------------------
                                                                                  -----------------------      ---------------------
                                                                                                 201,059                     291,721
 Valuation allowance                                                                            (200,704)                  (286,627)
                                                                                  -----------------------      ---------------------
                                                                                  -----------------------      ---------------------

 Net deferred tax asset                                                            US$               355        US$            5,094
 Current                                                                                               -                           -
                                                                                  -----------------------      ---------------------
                                                                                  -----------------------      ---------------------

 Non-current portion                                                               US$               355        US$            5,094
                                                                                  =======================      =====================

 (b) ICMS Tax

All the states in which Net Servicos de  Comunicacao  subsidiaries  operate with the  exception of the State of Rio Grande do Sul adhered to Agreement  No. 57/59 of the  National  Tax  Policy  Council  (CONFAZ)  of  October  22,  1999,  which authorized  a reduction  in the  calculation  basis of ICMS tax on  subscription television services.  Based on this Agreement, the rate of ICMS tax on sales and services in force as from January 1, 2001 is 10%.

12 - Commitments and contingencies

The  Company  and its  subsidiaries  are  parties to certain  legal  proceedings arising  in the  normal  course  of  business,  and have  made  provisions  when management believes that it can reasonably estimate probable losses.  Management believes that the provisions  made are  sufficient to cover probable  losses and does not believe  there is a reasonable  possibility  of any material  losses in excess of the amounts provided. In connection with some of these proceedings the
Company has made judicial deposits, which will only be released upon a favorable judgment to the Company.

Provision for contingencies consist of:

                                                                September 30, 2002            December 31, 2001
                                                           ----------------------------- ----------------------------
                                                                                         ----------------------------
Provision for labor claims                                          US$ 2,573                     US$ 4,693
Provision for tax contingencies                                         5,400                         2,182
Provision for civil contingencies                                       2,784                         4,085
Taxes under litigation                                                 36,334                        41,901
                                                           ----------------------------- ----------------------------
Total                                                               US$ 47,091                   US$ 52,861
                                                           ============================= ============================
                                                           ============================= ============================

The Company and its operating  subsidiaries are parties in  approximately  1,351 labor  claims  arising  in the normal  course of  business  as part of  employee turnover.

The civil proceedings represent discussions related to the standard subscription contract  adopted  by the  operating  subsidiaries  and are  mostly  related  to increases applied to the subscription fees.

The Company and its  subsidiaries  have initiated legal  proceedings to question the  applicability  of two  taxes in their  revenues:  PIS - Social  Integration
Program and COFINS - Contribution  for Social Security  Financing.  An amount of
US$  29,421  (June  30,  2002 - US$  34,540)  is  registered  in  the  Long-Term
Liabilities,  taxes in legal discussion account. Part of that amount, US$ 14,142
(June 30, 2002 - US$ 18,749) was judicial  deposited and subsidiaries  have been dropping their proceedings since June 1999, and began to offer their revenues to taxation that will cause the  provisions to be  written-off,  as final  decision ends the proceedings.

The operating subsidiaries  controlled by the Company are judicially challenging the taxation of their broadband Internet access services provided to subscribers through their cable network,  as regulated by Anatel,  pleading the  recognition that such  activity  integrates  the cable  television  service,  and  should be subjected  to ICMS  taxation  and has the same  benefit  of  cable  subscription revenues.  The Company is making legal deposits of the amounts being  challenged and maintaining the respective provisions,  which are also included in Provision for contingencies.

12 - Commitments and contingencies  - continued

The Company's operating  subsidiaries are judicially challenging the collection, by municipalities  of various  locations in which it operates,  of taxes for the use of land on which poles are placed for sustaining signal transmission cables.
The Company is judicially discussing this tax charge, based on its understanding that it presents various  constitutional and legal irregularities.  Based on the opinion of its external legal advisors,  the Company is not recording  provision for these taxes.

The State of Rio Grande do Sul is taxing ICMS on Company's  services at the rate of 12%. The Company is  judicially  challenging  the taxation of its services in the State of Rio Grande do Sul and is making  legal  deposits  in the amounts in the excess to the 7.5% tax rate, in effect in 2000, and in excess of the 10% tax rate, in effect as from January 1, 2001 requiring  application of the provisions of the agreement  No. 57/59 of the National Tax Policy  Council  (CONFAZ)  which authorized  a reduction  in the  calculation  basis of ICMS tax on  subscription television services.

13 - Supplemental financial income and financial expense information

                                                         Three Months ended September 30,            Nine Months ended September 30,
                                                      ---------------------------------------    -----------------------------------------
                                                      ---------------------------------------    -----------------------------------------
Financial Income ( expenses)                               2002                  2001                  2002                   2001
                                                      ----------------     ------------------    -----------------      ------------------
                                                      ----------------     ------------------    -----------------      ------------------

Interet income  on cash equivalents                             2,542                  5,258                2,659                   8,643
Interest income on subscribers default payment                    352                  1,065                2,541                   3,603
Hedge gains                                                     5,696                  2,352                9,978                   2,783
Exchange variation                                             21,259                      5               21,372                       8
Monetary Variation                                                 74                    733                2,088                   2,779
Other                                                             487                    129                  687                     484
                                                      ----------------     ------------------    -----------------      ------------------
                                                      ----------------     ------------------    -----------------      ------------------
                                                               30,410                  9,542               39,325                  18,300
                                                      ----------------     ------------------    -----------------      ------------------
                                                      ----------------     ------------------    -----------------      ------------------

Exchange variation                                           (106,301)               (47,487)            (172,708)               (112,966)
Interet paid charges on short and long term debt              (14,985)               (21,123)             (51,063)                (64,795)
Monetary Variation                                            (12,320)               (22,094)             (29,090)                (46,339)
PIS and COFINS on financial income                             (4,189)                (1,608)              (7,624)                 (6,721)
CPMF                                                             (658)                  (986)              (2,062)                 (3,802)
Hedge loss                                                       (235)                (2,233)              (2,515)                 (2,762)
Other                                                          (8,647)               (10,650)             (38,797)                (15,528)
                                                      ----------------     ------------------    -----------------      ------------------
                                                      ----------------     ------------------    -----------------      ------------------
                                                             (147,335)              (106,181)            (303,859)               (252,913)
                                                      ----------------     ------------------    -----------------      ------------------
                                                      ----------------     ------------------    -----------------      ------------------
                                                             (116,925)               (96,639)            (264,534)               (234,613)
                                                      ================     ==================    =================      ==================
                                                      ================     ==================    =================      ==================

The CPFM is a tax imposed at the rate of 0.38% upon the withdrawal of funds from any Brazilian account.

14- Segment information

With the acquisition of Vicom, the Company is providing telecommunication services, which is considered by management a different segment. At this stage, there are no intersegment revenues between Vicom and the Company's Pay TV operators.

The following principal information about Pay TV and telecom segments is based upon information used by the Company to assess the performance of the operating segments and decide on the allocation of resources.

                                                                 Nine-month ended          Nine-month ended
                                                                September 30, 2002        September 30, 2001
                                                             ----------------------------------------------------
 Net operating revenues
   Pay TV                                                           US$ 311,652               US$ 362,385
   Telecommunication                                                     13,026                    17,063
                                                             ----------------------------------------------------
                                                                    US$ 324,678               US$ 379,448
                                                             ====================================================

Segment operating income ( loss )
   Pay TV                                                           US$ 14,393               US$ (87,473)
   Telecommunication                                                    (1,199)                    1,123
                                                             ----------------------------------------------------
 US$ 13,194               US$ (86,350)
                                                             ====================================================

Total assets
   Pay TV                                                           US$ 628,139              US$ 1,345,946
   Telecommunication                                                      8,925                      9,025
                                                             ----------------------------------------------------
                                                                    US$ 637,064              US$ 1,354,971
                                                             ====================================================

15 -  Financial instruments

Fair value estimates are made at a specific date, based on relevant market information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying value of the Company's financial instruments approximates fair value at September 30, 2002 with the flowing exceptions:

                                                  Book                    Fair
                                                  Value                  Value
                                        -----------------------------------------------
Debenture                                        59,135                  55,449
Senior Notes                                     97,692                  83,862
Floating Rate Notes                              80,000                  75,858
Other                                            101,117                 98,762

15 -  Financial instruments - Continued

In order to implement  the  strategy to protect the Company  against the risk of the effects of major  devaluation of the Brazilian real against the U.S. dollar,
Net Servicos de Comunicacao has entered into foreign  exchange swaps  contracts, with  nominal  value of US$  56,730.  The fair  values  of swap  agreements  are recognized  in the  financial  statements.  The  effects  in the  statements  of operations  for the  nine-month  period ended  September  30, 2002 was a gain of approximately US$ 7,463 recorded as foreign exchange losses, net.

16 - Supplemental non cash information

The following non cash transactions occurred as part of the recapitalization of the Company:

o    Programming   credits  amounting  to  R$155,184  thousand   (equivalent  to
     US$49,832  at the  exchange  rate in force at the date of the  issuance  of shares)  held by  companies  related  to  Organizacoes  Globo  and  R$2,236 thousand (equivalent to US$746 at the exchange rate in force at the date of the  issuance  of  shares)  held by  companies  related  to Grupo  RBS were capitalized.

o    Capital  advances  in the  amount  of  R$383,191  thousand  (equivalent  to
     US$123,470  at the  exchange  rate in force at the date of the  issuance of shares)  made by  companies  related to  Organizacoes  Globo,  and  capital advances of R$18,491 thousand  (equivalent to US$6,171 at the exchange rate in force at the date of the issuance of shares) made by entities related to
     RBS Administracao e Cobranca Ltda. were capitalized.

o    Convertible  debentures in the amount of R$365,817 thousand  (equivalent to
     US$120,057  at the  exchange  rate in force at the date of the  issuance of shares) were converted into equity.

17 - Subsequent events

I.   Settlement of Obligation in foreign currency

On October 15, 2002,  the Company and its  subsidiaries  repaid a portion of the loan obtained from the  International  Finance  Corporation in the amount of US$
14,7 million.  This amortization settled the portion  corresponding to the Banks
Syndicate organized by the International Finance Corporation,  and the remaining balance is entirely held by the IFC itself.

II. Tax Assessment Notice - ICMS

On October 18, 2002,  the tax  inspections of the State of Rio de Janeiro issued against the subsidiary Net Rio S.A. a tax assessment  notice in the  approximate amount of R$ 62 million,  based on the loss of the benefit of the  reduction  of
ICMS (VAT) tax rate from 25% to 10%  according  to the Confaz  (National  Fiscal
Policy Council)  Agreement.  The amount set forth in the notice contemplates the difference between the tax rates of 10% and 25% during the period from September
2001 - October 2002  according  to criteria  that would be set forth by the ICMS
Agreement 57/99, setting forth the benefit of reduction of said tax base.

Management, based on the opinion of external consultants, understands that there is no statute that  expressly  demands the  withholding  of taxes by the rate of
25%,  including the payment in  installments  as requested by the tax authority.
The Company will therefore file its defense  requesting the  cancellation of the tax liability.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2002

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

         This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.